

January 30, 2024

Frank Lanuto
Chief Financial Officer
Stagwell Inc.
One World Trade Center, Floor 65
New York, NY 10007

> **Re: Stagwell Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-13718**

Dear Frank Lanuto:

We have reviewed your January 18, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements
20. Segment Information, page 113

1.   We note your response to our prior comment number 2. If the balance of long-lived assets located outside the United States in aggregate represents more than 10% of the total long-lived assets, please revise to disclose separately the balances of long-lived assets located in the United States and outside the United States in total. Refer to ASC 280-10-50-41(b).

Please contact Aamira Chaudhry at 202-551-3389 or Stephen Kim at 202-551-3291 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services